Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 33-28056 and No. 333-152032) on Form S-8 of Aerojet Rocketdyne Holding, Inc. of our report dated May 27, 2021 relating to the statements of net assets available for benefits of Aerojet Rocketdyne Retirement Savings Plan as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related supplementary information as of December 31, 2020, appearing in this Annual Report on Form 11-K of Aerojet Rocketdyne Retirement Savings Plan for the year ended December 31, 2020.

/s/ Moss Adams LLP

Moss Adams LLP
San Francisco, California
May 27, 2021